UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D
                            (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
        AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                          (Amendment No. 24)*

                     Capital City Bank Group, Inc.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                               13974105
                            (CUSIP Number)

  J. Kimbrough Davis, P.O. Box 11248, Tallahassee, FL (850) 671-0300 (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                           January 29, 1999
       (Date of Event which Requires Fil7ing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 13974105


  1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Godfrey Smith


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                         (b)
     N/A


  3  SEC USE ONLY



  4  SOURCE OF FUNDS

     PF


  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

            7       SOLE VOTING POWER                    0

            8       SHARED VOTING POWER          1,166,205

            9       SOLE DISPOSITIVE POWER               0

           10       SHARED DISPOSITIVE POWER     1,166,205


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,166,205


 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

     429,267.5


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.16%


 14  TYPE OF REPORTING PERSON*

     IN


                   AMENDMENT NO. 24 TO SCHEDULE 13D

Item 2.  Identity and Background is amended to read:

a. Vice Chairman of Capital City Bank Group, Inc. ("CCBG") (See Item 1 for address)


Item 5. Interest in Securities of the Issuer is amended in its entirety to read as follows: (1)


                                           Number of     Percentage
                                            Shares       Ownership

a.   William Godfrey Smith                 1,166,205      13.16%
                                           =========      ======

     Patty Hill Smith                      158,356.2       1.79%
     The William Godfrey Smith Trust       270,911.3       3.06%
                                           ---------      ------
                                           429,267.5       4.85%
                                           =========      ======

     Under the definition of "beneficial ownership" in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 429,267.5 shares of CCBG common stock consisting of 158,356.2 shares held by his wife, Patty Hill Smith, and 270,911.3 shares held in The William Godfrey Smith Trust. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of such 429,267.5 shares.

b. Mr. Smith has no sole voting and investment power with respect to any shares of CCBG common stock, shared voting and investment power with respect to 1,166,205 shares of CCBG common stock, and no voting or investment power with respect to 429,267.5 shares of CCBG common stock consisting of the 158,356.2 shares held by his wife and the 270,911.3 shares in The William Godfrey Smith Trust. Pursuant to Rule 13d-4, promulgated under the Act, Mr. Smith disclaims beneficial ownership of the shares held by his wife and The William Godfrey Smith Trust.

c. On January 29, 1999, Mr. Smith gifted 250,000 shares of CCBG common stock to the Smith Family Charitable Lead Trust.

d.   Not applicable.

e.   Not applicable.

(1) All shareholdings have been adjusted to reflect a 2-for-1 split of CCBG common stock on April 7, 1997, and a 3-for-2 split of CCBG common stock on June 1, 1998.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: May 10, 1999



/s/ William Godfrey Smith
    William Godfrey Smith